Schneider Electric

November 7th, 2006

RECEIVED
2006 NOV -9 A 11:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

06018330

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

SUPPL

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), a brief description of the documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

PROCESSED
NOV 14 2006
THOMSON FINANCIAL

Press releases:
- Third quarter 2006 sales: strong growth of 15.3% (Annex 1),
- Schneider Electric acquires American Power Conversion and becomes a global leader in critical power (Annex 2).

Information published in the BALO:
- Consolidated turnover for the third term 2006, BALO n° 132 published on 3 November 2006 (no English translation available).

Presentation:
- APC acquisition: Schneider Electric becomes a global leader in critical power (Annex 3),

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

11/13

Schneider Electric

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Secretary of the Board
Mr Philippe BOUGON

Annex 1

Schneider Electric

RECEIVED
2006 NOV -9 A 11:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Financial Press Release

Third-Quarter 2006 Sales Strong Growth of 15.3%

- **Continued sustained organic growth of 9.9%**
- **Favorable dynamics in Western Europe**
- **Firm demand in North America**
- **Excellent performance in emerging countries**

Rueil Malmaison, October 24, 2006 – Sales for the **third quarter of 2006** totaled **€3,480 million**, up a strong **15.3%** on a current structure and exchange rate basis from the year-earlier period.

Acquisitions (primarily Juno Lighting, BEI Technologies, Merten and Clipsal Asia) contributed a significant €216 million, or 7.1% of growth for the period. The negative currency effect reduced sales by €47 million (or 1.7%), reflecting the euro's relative weakness in the second half of 2005.

On a constant structure and exchange rate basis, sales growth, at **9.9%** in third-quarter 2006, is remarkable taking into account a more demanding basis of comparison. In the year-earlier period, business began to pick up sharply as of September, notably in North America.

Schneider Electric benefited also from a higher-than-expected demand in Western Europe and continued to achieve excellent performance in emerging countries. With an average sales increase of 17%, these countries generated more than 50% of the Group's organic growth during the period.

Schneider Electric **aggregate sales** for the **first nine months** ended **September 30, 2006** rose **19.6%** to **€10,066 million**, representing a **10.8%** increase on a constant structure and exchange rate basis, from the year-earlier period.

The breakdown by geographical region was as follows:

€ million	**Q3 2006 sales**	**% Change (constant) quarter**	**Nine-month 2006 sales**	**% Change (constant) nine months**
Europe	1,570	+8.7%	4,637	+8.6%
North America	959	+5.6%	2,777	+8.5%
Asia-Pacific	666	+15.0%	1,833	+15.8%
Rest of the World	285	+19.6%	819	+20.6%
Total	**3,480**	**+9.9%**	**10,066**	**+10.8%**

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet
Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine
Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Financial Press Release (p. 2)

In **Europe**, sales rose 8.7% during the quarter, confirming the rate of growth seen in the first half. Thanks to continuous enhancements in its product portfolio and customer service capabilities, Schneider Electric is benefiting fully from powerful momentum in its end markets.

The clear upturn in capital spending in the industry and non-residential building markets continued across virtually the entire region, with growth of more than 10% in Northern Europe, Spain and Italy. Sales increased by more than 20% in Eastern Europe, lifted by the Group's action plans in a particularly buoyant environment.

In **North America**, sales growth of **5.6%** was impacted by a higher basis of comparison than in the previous quarters. Nevertheless, the business trend remained solid, with strong demand in all non-residential construction segments amply offsetting the residential market's slowdown. Services and energy management continued to expand sharply.

Sales in the **Asia-Pacific** region continued to increase at fast pace, up **15.0%**. After making up for low invoicing volumes in the second quarter, operations in China were able to report growth in excess of 15% for the first nine months. Schneider Electric pursued its intensive development in India, where sales expanded by nearly 35% in the third quarter. Sales in the other Asian countries increased strongly against a backdrop of very favorable regional environment.

In the **Rest of the World**, sales gained **19.6%** compared with nearly 20% in third-quarter 2005. This remarkable performance reflects ongoing expansion in the oil and mining industries in the Middle East, South America and Africa, coupled with Schneider Electric's high-quality positions in those regions.

****

" Schneider Electric growth model based on geographic expansion, technological innovation and new businesses' integration allows us to offer more comprehensive solutions to our customers all around the world and to fully benefit from the long-term growth drivers of our industry, such as growing needs for electrification and energy savings " noted Jean-Pascal Tricoire, Chairman of the Management Board and CEO. *" Assuming current economic conditions, Schneider Electric anticipates organic sales to grow around 10% for full-year 2006 and confirms its target of operating income to increase by around 25%, given the trend in the business mix and ongoing investments in our growth model."*

****

Fourth-quarter sales data will be released on January 19, 2007 and 2006 full-year financial results will be presented on February 21, 2007.

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Schneider Electric

Financial Press Release (p. 3)

Appendices

Third-quarter 2006 sales by operating division

€ millions	Sales 3rd quarter 2006	% Change 3rd quarter Constant	Change in structure	Currency effect	% Change 3rd quarter Current
Europe	1,570	+8.7%	+3.7%	-	+12.4%
North America	959	+5.6%	+14.3%	-3.0%	+16.9%
Asia – Pacific	666	+15.0%	+8.7%	-3.4%	+20.3%
Rest of the world	285	+19.6%	-0.7%	-3.5%	+15.4%
Total	**3 480**	**+9.9%**	**+7.1%**	**-1.7%**	**+15.3%**

Nine-month 2006 sales by operating division

€ millions	Sales Nine months 2005	% Change Nine months Constant	Change in structure	Currency effect	% Change Nine months Current
Europe	4,637	+8.6%	+3.9%	-	+12.5%
North America	2,777	+8.5%	+17.8%	+2.7%	+29.0%
Asia – Pacific	1,833	+15.8%	+7.4%	+1.4%	+24.6%
Rest of the world	819	+20.6%	-0.6%	+2.0%	+22.0%
Total	**10,066**	**+10.8%**	**+7.7%**	**+1.1%**	**+19.6%**

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Annex 2.

Schneider Electric

Press Release

Schneider Electric acquires American Power Conversion and becomes a global leader in critical power

Rueil Malmaison, France, October 30, 2006

1 / Schneider Electric and American Power Conversion (APC) have entered into a definitive merger agreement under which Schneider Electric will acquire all outstanding shares of APC for an enterprise value of approximately US$5.5 billion. The price per share is US$31 and will be paid in cash for a total amount of approximately US$6.1 billion.

The Board of Directors of APC has approved this transaction. The Supervisory Board of Schneider Electric, following dedicated working sessions, fully supported the Management Board to pursue this transaction.

2 / By acquiring a global leader in the critical power market, and combining it with its subsidiary MGE UPS Systems, Schneider Electric becomes a pre-eminent worldwide company in the sector.

3 / The critical power market enjoys a fast and sustainable long-term growth. This growth is driven by the need for power supply continuity in an increasing number of critical applications, concerns regarding reliability of the power grid and development of digital information traffic. Critical power is at the heart of one Schneider Electric's core business: electrical distribution, of which it is the fastest growing segment.

4 / APC, which is a global leader of critical power with approximately US$2 billion in sales in 2005 and 7,600 employees, has enjoyed 12 consecutive quarters of double digit sales growth. APC has 52% of its sales in the US, 30% in Europe and 18% in Asia where it has a strong manufacturing base.

APC is a global leader in small and medium uninterruptible power supply (UPS) systems (representing approximately 74% of APC sales). The company also enjoys among the fastest growth rate in the industry in large UPS systems (more than 30% per year). This strong growth in large UPS has required significant investments which have negatively impacted APC's operating margin (9.4% in 2005). Thanks to its experience in this industry through MGE UPS Systems, Schneider Electric is very confident it can rapidly improve APC's profitability on a going forward basis.

5 / The APC acquisition is expected to result in significant value creation in excess of US$3 billion arising from the turnaround in large UPS systems, the strong complementary characteristics with MGE UPS Systems as well as the synergies with Schneider Electric's product offering.

The combination of both companies will:

Merlin Gerin
Square D
Telemecanique

Communication Financière :
Schneider Electric
Alexandre Brunet

Tél. : +33 (0)1 41 29 70 71
Fax : +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear : 12197

Contact Presse :
Schneider Electric
Véronique Moine
Tél. : +33 (0)1 41 29 70 76
Fax. : +33 (0) 41 29 71 95

Contact Presse
Michel Calzaroni
Olivier Labesse
Tél. : +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Schneider Electric

Press Release *(p. 2)*

- Generate significant synergies (including, among other things, purchasing, R&D, support functions, sales, services) estimated at around US$220 million, of which 70% are anticipated to be achieved by 2009 ;
- Leverage significant R&D programs and APC's innovative architecture ;
- Accelerate the profitability improvement of large UPS systems thanks to MGE's strengths in services ;
- Provide customers with the broadest products and services offering ;
- Benefit from complete geographical coverage as well as significant production capacity in Asia ;
- Provide customers with critical power, electrical distribution and building automation solutions.

Both management teams share the same vision of convergence, turnaround and future development.

6 / This transaction is anticipated to be accretive to Schneider Electric EPS from 2007 and to meet Schneider Electric's three year ROCE criteria for acquisitions.

The price per share offered by Schneider Electric represents a 30% premium to APC's closing price as of October 27, 2006.

The Board of Directors of APC has recommended its shareholders to approve this transaction, which it believes is in the best interest of all its shareholders. Rodger B. Dowdell (Chairman of the Board of APC) and Neil E. Rasmussen (Chief Technical Officer of APC), who together hold 9.6% of APC shares, have committed to vote in favor of the merger.

This transaction is subject to regulatory approvals and the approval of at least 2/3 of APC shares outstanding. Employee representatives will be informed.

7 / Through this transaction, Schneider Electric continues the re-leveraging of its balance sheet consistent with its new[2] program commitments. The transaction will be financed through a mix of cash available, debt and a capital increase of approximately €1.2 billion.

The transaction is expected to close in the first quarter of 2007.

Jean-Pascal Tricoire, Chief Executive Officer of Schneider Electric, said: « *This acquisition is a significant strategic move for the company. It allows us to greatly strengthen Schneider Electric in the fastest growing segment of our core business: electrical distribution. We expect this transaction to generate significant value by leveraging the unique complementary strengths of the two companies. Thanks to our knowledge of the sector through MGE UPS* Systems, *we are very confident in our ability to achieve this value creation. Finally, the re-leveraging of our balance sheet is consistent with our prior commitment.»*

Merlin Gerin
Square D
Telemecanique

Communication Financière :
Schneider Electric
Alexandre Brunet
Tél. : +33 (0)1 41 29 70 71
Fax : +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear : 12197

Contact Presse :
Schneider Electric
Véronique Moine
Tél. : +33 (0)1 41 29 70 76
Fax. : +33 (0) 41 29 71 95

Contact Presse
Michel Calzaroni
Olivier Labesse
Tél. : +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Press Release (p. 3)

Rob Johnson, President and Chief Executive Officer of APC, said: « *This combination provides excellent value for our shareholders. Schneider Electric has a well-deserved reputation as an international leader in our industry and is an ideal partner for APC. Both companies have a dedication to innovation and customer service that would make our combined enterprise an even stronger, more competitive player in the industry. We look forward to the unique benefits this partnership will bring to our customers and employees."*

Claude Graff, President of MGE UPS Systems, said : « *The combination of our companies will create a unique portfolio of products, services and solutions in the sector and opens new prospects of development for the combined entity.»*

In connection with the transaction, Lazard and Merrill Lynch & Co are acting as financial advisors to Schneider Electric, and Cravath, Swaine & Moore LLP is acting as its legal counsel. Goldman Sachs & Co is acting as financial advisor to APC and Clifford Chance US LLP is acting as its legal counsel.

About American Power Conversion

Founded in 1981, American Power Conversion (Nasdaq: APCC) (APC) is a leading provider of global, end-to-end solutions for real-time infrastructure. APC's comprehensive products and services for home and corporate environments improve the availability, manageability and performance of sensitive electronic, network, communication and industrial equipment of all sizes. APC offers a wide variety of products for network-critical physical infrastructure including InfraStruXure®, its revolutionary architecture for on-demand data centers, as well as physical threat management products through the company's NetBotz® division. These products and services help companies increase the availability and reliability of their IT systems. Headquartered in West Kingston, Rhode Island, APC reported sales of $2 billion for the year ended December 31, 2005, and is a Fortune 1000, Nasdaq 100 and S&P 500 Company.

About Schneider Electric

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 92,000 employees and operations in 130 countries, Schneider Electric generated sales of €11.7 billion in 2005 through 13,000 distributor outlets. www.schneider-electric.com

Schneider Electric: Giving the best of the New Electric World To everyone, everywhere, at any time

Merlin Gerin
Square D
Telemecanique

Communication Financière :
Schneider Electric
Alexandre Brunet
Tél. : +33 (0)1 41 29 70 71
Fax : +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear : 12197

Contact Presse :
Schneider Electric
Véronique Moine
Tél. : +33 (0)1 41 29 70 76
Fax. : +33 (0) 41 29 71 95

Contact Presse
Michel Calzaroni
Olivier Labesse
Tél. : +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Press Release *(p. 4)*

Additional information about the transaction and where to find it

APC will file a proxy statement with the U.S. Securities and Exchange Commission (SEC) in connection with the proposed transaction. Investors and security holders are urged to read the proxy statement regarding the proposed transaction referred to in this communication, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the proxy statement (when it is available) and other documents filed by APC with the SEC at the SEC's website at www.sec.gov. The proxy statement (when it is available) and these other documents may also be obtained for free from APC by directing a request to American Power Conversion Corporation, 132 Fairgrounds Road, West Kingston, Rhode Island 02892, Attention: Investor Relations (telephone 401-789-5735), or from APC's website at www.apcc.com. APC, Schneider Electric and their respective directors, executive officers and other employees may be deemed to be participating in the solicitation of proxies from APC shareholders in connection with the approval of the proposed transaction. Information about APC's directors and executive officers is available in APC's proxy statement, dated April 19, 2006, for its 2006 annual meeting of shareholders. Information about Schneider Electric's directors and executive officers is available from its 2005 Annual Report, which can be obtained for free from its website at www.schneider-electric.com, and will also be available in a Schedule 13D to be filed by Schneider Electric with the SEC. Additional information about the interests of potential participants will be included in the proxy statement APC will file with the SEC.

Forward-looking statements

This document may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of Schneider Electric or American Power Conversion and the estimates given here. These factors include the inability to obtain necessary regulatory approvals on anticipated terms; the inability to integrate successfully American Power Conversion within Schneider Electric or to realize synergies from such integration; costs related to the acquisition of American Power Conversion; the economic environment of the industries in which Schneider Electric and American Power Conversion operate; and other risk factors discussed in Schneider Electric's public reports registered with Autorité des Marchés Financiers and in American Power Conversion's public reports filed with the SEC (including American Power Conversion's Annual Report on Form 10-K). Schneider Electric assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Merlin Gerin
Square D
Telemecanique

Communication Financière :
Schneider Electric
Alexandre Brunet
Tél. : +33 (0)1 41 29 70 71
Fax : +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear : 12197

Contact Presse :
Schneider Electric
Véronique Moine
Tél. : +33 (0)1 41 29 70 76
Fax. : +33 (0) 41 29 71 95

Contact Presse
Michel Calzaroni
Olivier Labesse
Tél. : +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Annex 3.

APC acquisition:
Schneider Electric becomes a global leader in Critical Power



October 30, 2006

Merlin Gerin
Square D
Telemecanique

Schneider Electric

Building a New Electric World

Acquisition of APC for $31 per share corresponding to an enterprise value of around $5.5 bn

Major Strategic Move

Gain global leadership in critical power
Strengthen leadership in electrical distribution

Attractive Critical Power Business	7-8% Long Term Growth At the Heart of Strategy
Great Market Position	Global Leadership
Unique Fit	Complementarities on all Dimensions
Turnaround Opportunity	6-7 pts EBIT margin gain
Significant Synergies	EBIT impact of $220 m
Financial Accretion	EPS accretive from 2007

Value Creation Above $3 bn

Strategic Intent

APC presentation

Unique fit

Value creation

Financing

Transaction

Examples of customer application: Manufacturing: semiconductor plant

Services
architecture engineering, Installation auditing,
e-monitoring and analysis, training & maintenance


Advanced process control
Building automation
Automatic transfer switches
UPS systems
Ultra-pure power
Energy management
Utility monitoring
Gensets
Harmonics Filter
Redundant electrical distribution systems

Examples of customer application: Data center


Power
Services

Services
architecture engineering, Installation auditing,
e-monitoring and analysis, training & maintenance



- Utility Switchgear
- Emergency Switchgear
- UPS/Gear
- PDU
- Energy management
- Harmonics Filter
- SCADA interface
- Transient Voltage Surge Suppressor
- Genset
- Static Transfer Switch
- Automatic Transfer Switch
- Generator Paralleling Switchgear

Examples of customer application: Hospital


Power & Services

Services
architecture engineering, Installation auditing,
e-monitoring and analysis, training & maintenance

- Electrical distribution
- Climate and lighting control
- Security and access control
- Multi-site remote management
- Cable management & Ultra Terminal



- Automatic transfer switches
- UPS systems
- Voice Data Image
- Ward units systems
- Nurse call systems

Examples of customer application: Entreprise networking



Services
Installation auditing, e-monitoring and analysis, maintenance



Voice-Data-Image

Cable management & Ultra Terminal

UPS systems

Radio transmission

Power Line Carrier

Climate and lighting control

Building automation

Electrical distribution

Critical Power is an increasing issue for a growing number of customers

➔ **Power supplied by utilities is insufficiently reliable**

- Availability
- Quality




la Repubblica

Blackout eletrico

Cost of 1 hour downtime	
Stock-market transactions	€6.5 m
Semi-conductors	€3.8 m
Banking-card transactions	€2.5 m
Automotive	€1.0 m

➔ **Power quality and reliability is more and more critical to an increasing number of applications**

- Increasing number of sensitive applications: hospitals, industrial processes, IT & telecom
- Risk of significant business losses from a power interruption or quality default

➔ **Data storage and digital information traffic are rising**

➔ **A critical power installation is based on a sophisticated, reliable & redundant electrical distribution architecture**

➔ **A set of professional services is key for customers during the life cycle**

Critical Power addresses a growing number of diversified vertical segments

Segmentation of the UPS market (in 2005 and $bn)

Market 2005 *(Total $7 bn)*	20 %	40 %	20 %	10 %	10 %
	Process & Infrastructures	Data Centers	Enterprise Networking	Telecom	Consumer
					
	Hospitals Semi-conductors Flat panels Electronics	Internet Data Centers, Corporate Data Centers	Servers, Storage, Networking equipment	Central Office Station Controler Base Sation	Desktop PCs, VCR, Home Cinema
LT Growth	8 - 10%	6 - 8%	6 - 8%	5 - 7%	4 - 6%

Data Centers market illustrates strong growth potential & complementarities with SE business

- ➔ Data Centers market is growing fast in number and size
- ➔ Power and cooling are becoming the biggest share of Data Centers spending



Evolution of DC spending
Spending (US$B)
$80
$70
$60
$50
$40
$30
$20
$10
$0
Installed base (M units)
18
16
14
12
10
8
6
4
2
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009
New server spending
Power and cooling
Installed base (M units)

- ➔ Schneider Electric addresses 60% of the Data Centers Infrastructure market, ie. 3.5x the size of the UPS market



DCT Infrastructure Market
AV services
Racks
UPS
Installation
12%
10%
8%
18%
SE
Accessible
market
Room
16%
14%
ED
10%
2%
2%
3%
5%
Cabling
Genset
Security
Climate
Control

Critical power is at the heart of Schneider Electric's business and future prospects

➔ Increase growth potential and reduce cycle sensitivity through new businesses


Power
Control
Infrastructures
Industry
Buildings
Residential
Low & Medium Voltage
Industrial Control & Automation
Building Automation
Ultra Terminal
Home Control
Energy Management
Critical Power
Energy efficiency
Services

➔ The move into UPS started in 2003 with the acquisition of MGE ($717 m sales)

The combined offer of electrical distribution, building automation & critical power is unique

→ A unique offer to build integrated solutions for customers

High quality electrical distribution	Merlin Gerin	SQUARE D
Energy consumption monitoring	Power Measurement	PowerLogic
Energy quality & availability	MGE UPS SYSTEMS	APC Legendary Reliability
Temperature control and security	t.a.c	APC Legendary Reliability

→ A capacity to tailor a solution bringing value to each customer

- Engineering and software capabilities
- Comprehensive services throughout the life cycle
- Dedicated high skills teams

Solving the equation of total cost of ownership, availability & scalability

Strategic Intent

APC presentation

Unique fit

Value creation

Financing

Transaction

A global leader in small systems & the fastest growing player in large systems

Key Product Lines

A clear leader in Small Systems Sales: $1,500 m (74%)	→ Uninterruptible Power Supply → Surge arrest → Power conditioners → Distributed IT systems → Sensitive electronics → Telecom/ VOIP
The fastest growing player in Large Systems Sales: $400 m (22%)	→ High & Medium power UPS → Cooling systems → Software & Management → Services → Special products
Spare Parts & Others Sales: $100 m (4%)	→ Replacement batteries, ...







2005 figures

Strong and diversified customer portfolio base

APC
Legendary Reliability
Schneider Electric

Merrill Lynch
FedEx
Sun microsystems
XEROX
at&t
intel
symantec.
TOYOTA
GOODRICH
Delta
Raytheon
Pfizer
STARBUCKS COFFEE
Adobe
HERSHEY'S
AMD
BASF The Chemical Company
Microsoft
DUPONT
BOEING
The Walt Disney Company
EXXON
Chevron
CISCO SYSTEMS
QUALCOMM
3M
Dillard's
Lilly
AMERICAN EXPRESS
MAERSK LINE
Comcast
CELTICS
GOODYEAR

An impressive growth track record

A 14% average sales growth over the last 10 years
2x outperforming the market



APC: + 14%
Market: + 7%
Sales
in $m
2 000
1500
1000
500
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Small
Large
Other

12 consecutive quarters of double digit growth

Sales Growth Evolution Year-on-Year (In %)



800
700
600
500
400
300
200
100
0
16.8%
20.3%
13.9%
19.4%
12.2%
18.6%
16.0%
21.5%
16.0%
13.3%
17.4%
16.5%
03Q3
03Q4
04Q1
04Q2
04Q3
04Q4
05Q1
05Q2
05Q3
05Q4
06Q1
06Q2
Small
Large
Other

→ **Small Systems**
- Strong sales growth with an average of 14% yoy

→ **Large Systems**
- Impressive growth momentum of > 30% yoy
- Driven by continued investment in network critical infrastructure markets

APC delivered 12 consecutive quarter of double-digit growth

APC gross margin provides significant opportunities for recovery

EBIT Margin Evolution



16%
14%
12%
10%
8%
6%
4%
2%
0%
14,2%
10,3%
11,6%
15,6%
12,0%
9,4%
2000
2001
2002
2003
2004
2005

Gross Margin Evolution (1)



60%
50%
40%
30%
20%
10%
0%
2003
2004
05Q1
05Q2
05Q3
05Q4
06Q1
06Q2
Small
Large
Total

➔ **High EBIT Margin potential**

➔ **Strong downturn resilience**

➔ **Recently suffering margin**

- Impacted gross margin
- Large SG&A expenses to support growth in Large Systems

➔ **Discrepancies in gross margins**

- Small systems benefit from global leadership
- Large systems in strong investment phase

➔ **Recent negative impact**

- Temporary supply chain cost linked to shifting to low cost countries
- Delay in passing raw materials price increases
- Full deployment of services coverage not yet amortised

(1) Before handling and shipping costs

Strategic Intent

APC presentation

Unique fit

Value creation

Financing

Transaction

APC is a unique opportunity

→ **Global leader with a strong brand recognition**

→ **High innovation capabilities thanks to a remarkable R&D organization**

→ **Strong complementarities**

- Products and services
- Routes to market
- Geographical sales presence
- Manufacturing footprint
- Management skills

→ **Great access to new customers and applications for Schneider Electric solutions**

A global leader and a brand of reference

RANK	COMPANY	GRADE
1	APC	90.0
2	Cisco Systems. Inc.	89.9
3	AMD	89.6
4	Intel	89.3
5	Adobe	89.2
6	Apple Computer Inc.	88.9
7	VeriSign	88.9
8	Polycom	88.5
9	Symantec Corp.	88.0
10	Broadcom	87.9

Source: CIO Magazine, September 06

APC is the most recommended Vendor by CIOs

➔ APC rated as the top vendor based on performance areas such as product quality and reliability; after sale support; and ability to deliver on promises and deadlines

➔ > 85% of CIOs were willing to recommend APC to other IT executives, second only to Cisco Systems

➔ More respondents said they have purchased or plan to purchase hardware and network equipment from APC rather than from any other vendor

Technological lead driven by an innovative vision and aggressive investments in R&D


Research & Development Investments
$ Million
100
90
80
70
60
50
40
30
20
10
0
15
22
40
35
47
55
60
68
86
91
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005



Row-oriented Cooling Systems



Data Center Design CAD Software



Data Center Thermal Modeling



Capacity Management Software



Ultra-high Efficiency Symmetra® Megawatt UPS



Fuel-cell UPS

Complementary products, services and channels

	APC	MGE / SE	Combined business
Small UPS	☆☆☆	☆	☆☆☆☆
Large UPS	☆	☆☆☆	☆☆☆☆
Racks	☆☆		☆☆
Cooling	☆☆		☆☆
Services	☆	☆☆☆	☆☆☆☆
Cable management	☆	☆☆	☆☆☆
Supervision	☆	☆	☆☆
Harmonic filtering		☆☆	☆☆
Power monitoring		☆☆☆	☆☆☆
Electrical & facility managers	☆	☆☆☆	☆☆☆☆
CIOs	☆☆☆	☆	☆☆☆☆

Based on skills and market position

Complementary geographical exposure



2005 Sales ($m)
AMERICAS
1,022
155
EMEA
590
423
ASIA
366
139
TOTAL
1,978
717
APC
MGE

Complementary manufacturing footprint

2005 Production capacity (m²)


AMERICAS
33,560
15,000
EMEA
28,800
27,000
ASIA
52,000
13,000
TOTAL
114,360
55,000
APC
MGE

Complementary management skills

APC	MGE
➔ Entrepreneurial drive to global leadership	➔ Best-in-class margins
➔ Focus on products and innovation	➔ Focus on services
➔ Intimacy with Information Technology	➔ Expertise in Electricity Technology
➔ Growth driven	➔ Cash flow driven

Both management team are convinced of perfect match

They are supportive and excited to deliver above plan

Business case

- ➔ Capitalize on small systems
- ➔ Deploy best practices in large systems and services
- ➔ Streamline and rebalance supply chain
- ➔ Implement synergies between APC, MGE and Schneider Electric

Strategic Intent

APC presentation

Unique fit

Value creation

Financing

Transaction

The business case relies on 4 value creation drivers

The 4 building blocks of our value creation strategy

1. Capitalize on small systems leadership
2. Turnaround large systems
3. Fix supply chain issues
4. Extract sizeable synergies

The objective is to marginally improve the performance of the small systems business

Small Systems performance improvement before synergies implementation (Schneider Electric proforma estimates)



Sales
($ billion)
2009
2,3
2006
1,7
+10% p.a.
Gross Margin (1)
(As a % of sales)
2009
43%
2006
42%
+1pt
EBITA Margin
(As a % of sales)
2009
23%
2006
19%
+4pt

On the basis of market multiples, small systems business has a significant stand alone value

Objective: capitalise on the strong growth and high margin profile of a world leader

(1) After shipping & handling costs allocation

The turnaround of large systems presents an outstanding value creation opportunity

Large Systems performance improvement before synergies implementation (Schneider Electric proforma estimates)


Sales
($ billion)
2009
0,87
2006
0,55
+16% p.a.
Gross Margin (1)
(As a % of sales)
MGE 2006
29%
2009
26%
2006
11%
+15pt
EBITA Margin
(As a % of sales)
MGE 2006
13%
2009
(13%)
2006
(32%)
+19pt

No value has been attributed to the large systems business which is therefore …

… creating a significant turnaround opportunity by identified actions and best practices implementation

(1) After shipping & handling costs allocation

The supply chain optimisation will result in significant savings

Legendary Reliability™

Identified action plans

- → Decrease number of references (SKUs)
- → Rationalise manufacturing base
- → Reduce number of distribution centers
- → Optimise delivery time

Reduction in storage and transportation costs

Reduction in inventory turn by 25 days over 3 years

A thorough assessment of operating synergies results in a $220 m EBIT impact in 2011

Identified synergies	Detailed implementation	Impact ($m)
Purchasing savings	▪ Combined purchasing power to grow from $1.7 bn in 2007 to almost $2.5 bn in 2011 ▪ Average productivity gains of 1.4% over the 2007-2011 period	40
Research & Development	▪ Combining resources in duplicate programs ▪ Optimizing level of R&D investment from 4.4% to 3.4% of sales	35
Industrial rationalization	▪ Further consolidation of selected manufacturing facilities	15
Services	▪ Leveraging APC installed base by applying MGE practices ▪ Optimizing services coverage within the combined structure	35
Selling , General & Administrative	▪ Redefining marketing & communication expenses ($30 m) ▪ Rationalization of central functions and back offices ($25 m) ▪ Elimination of listing costs ($4 m) ▪ Optimization of commercial strategy ($6 m)	65
Sales (products)	▪ Cross-selling between Schneider Electric market channels and APC products offering	30
Total synergies in 2011		220

Costs synergies account for more than 70% of total synergies

Sales synergies

- ➔ Complete critical power solutions through combined offer
- ➔ Leveraging services business model

Costs synergies

- ➔ Purchasing
- ➔ Research and Development
- ➔ Marketing and sales expenses
- ➔ Back office



Total Synergies ($m)
40
50
35
65
30
220
27% Sales Synergies
73% Costs Synergies
Purchasing Savings
R&D, Industrial and Other
Services Synergies
SG&A Savings
Sales Synergies
Total Synergies

More than 70% of synergies will be achieved by 2009

Ramp up of estimated synergies (EBIT impact in $m)



80
120
160
205
220
70%
2007
2008
2009
2010
2011

Impact on EBIT: $220 m in 2011, of which 70% achieved in 2009

Total implementation costs: $82m (2007:$51m, 2008: $26m, 2009: $5m)

The critical power combined business will generate $4 bn sales in 2009 with 15%-17% EBITA margin

Critical Power combined business plan including synergies

($ bn)	2006E		2009E
Sales	3.1	+10% per year	4.1 - 4.3
EBITDA	0.3	+7-9 pts over the period	0.7 - 0.8
Margin	*10%*		*17%-19%*
EBITA	0.3	+7-9 pts over the period	0.6 - 0.7
Margin	*8%*		*15%-17%*

Return On Capital Employed criteria met in 2009

The APC acquisition will create substantial value of $3.3 bn for Schneider Electric

Value creation analysis, including 100% of synergies, at Schneider Electric's WACC of 7.5%



In $ per APC share
26
8
Identified actions to improve performance
Full value before synergies
34
14 (1)
Full value for Schneider Electric
48
31
17
APC before turnaround
Turnaround potential
APC after turnaround
Synergies
Total value including synergies
Acquisition price
Value Creation

Return On Capital Employed criteria met in 2009

(1) Net of implementation costs

Strategic Intent

APC presentation

Unique fit

Value creation

Financing

Transaction

Financing requirements by June 2007 amount to €4.4 bn

Determination of financing requirements (in € billions)


4,4
0,8
5,2
0,5
0,6
6,3
1,1
0,8
4,4
APC acquisition(1)
Acquisitions in process
Total expected acquisitions
Debt maturing
Dividends(2)
Total financing needs
Cash available Sept 06
Expected Cash Flow Oct 06 - June 07
Financing requirements

(1) Enterprise value including acquisitions costs, (2) 2006 net income market consensus with 50% pay out ratio

An about €1.2 bn capital increase is planned for the refinancing of the acquisition

Initial acquisition financing →
- A €4.5 bn syndicated credit facility led by BNP Paribas

Contemplated refinancing →
- A capital increase of around €1.2 bn with preemptive rights
- Bond issuance and other financing instruments

Schneider Electric will benefit from a releveraged but still solid financial structure

- ➔ Reinforced leadership position
- ➔ Balanced geographical exposure and business mix
- ➔ High and resilient profitability
- ➔ Strong and steady free cash flow (2007E €1.3 bn)
- ➔ Planned capital increase of about €1.2 bn

Releveraging the balance sheet

&

Maintaining a solid investment grade credit rating

Strategic Intent

APC presentation

Unique fit

Value creation

Financing

Transaction

The transaction is recommended by APC Board of Directors

Transaction highlights

- Acquisition at a price of $31 cash per share i.e. 30% premium over the October 27 share price of $23.8
- One step merger, through a special acquisition vehicle in the US, controlled by Schneider Electric's US holding
- Unanimous recommendation from the APC Board of Directors
- Undertaking from Mr. Dowdell (Chairman, 6.3% of APC equity) and Mr. Rasmussen (CTO, 3.3% of APC equity)
- Transaction subject to regulatory approvals and the affirmative shareholders vote of at least 2/3 of the voting rights

The closing of the transaction is expected in the course of first quarter 2007



October 3rd Management Presentation
October 30 Announcement
March 30th 2007
Due Diligence
HSR/EU and other jurisdiction clearance
Proxy statement & registration
Bidding Process October 26th, 27th
APC shareholder meeting January 2007
Closing of capital increase

The APC acquisition will boost Schneider Electric's earnings in the coming years

Contribution of APC acquisition to total EBIT including synergies before implementation costs (In € millions) (1)


15%
13%
11%
89%
87%
85%
2007
2008
2009
Schneider Electric
APC

EPS(1) accretion after capital increase including synergies before implementation costs (in €/share)


€ / share
8,0
7,5
7,0
6,5
6,0
5,5
5,0
+9%
+5%
2006
2007
2008
2009
SE stand alone
SE & APC

(1) Based on EBIT and EPS market consensus

Acquisition of APC for $31 per share corresponding to an enterprise value of approximately $5.5 bn

APC Legendary Reliability
Schneider Electric

Major Strategic Move

Gain global leadership in critical power
Strengthen leadership in electrical distribution

Attractive Critical Power Business	7-8% Long Term Growth At the heart of Strategy
Great Market Position	Global Leadership
Unique Fit	Complementarities on all dimensions
Turnaround Opportunity	6-7 pts EBIT margin gain
Significant Synergies	EBIT impact of $ 220m
Financial Accretion	EPS accretive from 2007

Value Creation Above $3bn

Additional information about the transaction and where to find it

APC will file a proxy statement with the U.S. Securities and Exchange Commission (SEC) in connection with the proposed transaction. Investors and security holders are urged to read the proxy statement regarding the proposed transaction referred to in this communication, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the proxy statement (when it is available) and other documents filed by APC with the SEC at the SEC's website at www.sec.gov. The proxy statement (when it is available) and these other documents may *also be obtained for free from APC by directing a request to American Power Conversion Corporation*, 132 Fairgrounds Road, West Kingston, Rhode Island 02892, Attention: Investor Relations (telephone 401-789-5735), or from APC's website at www.apcc.com. APC, Schneider and their respective directors, executive officers and other employees may be deemed to be participating in the solicitation of proxies from APC shareholders in connection with the approval of the proposed transaction. Information about APC's directors and executive officers is available in APC's proxy statement, dated April 19, 2006, for its 2006 annual meeting of shareholders. Information about Schneider's directors and executive officers is available from its 2005 Annual Report, which can obtained for free from its website at www.schneider-electric.com, and will also be available in a Schedule 13D to be filed by Schneider with the SEC. Additional information about the interests of potential participants will be included in the proxy statement APC will file with the SEC.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of Schneider Electric or American Power Conversion and the estimates given here. These factors include the inability to obtain necessary regulatory approvals on anticipated terms; the inability to integrate successfully American Power Conversion within Schneider Electric or to realize synergies from such integration; costs related to the acquisition of American Power Conversion; the economic environment of the industries in which Schneider Electric and American Power Conversion operate; and other risk factors discussed in Schneider Electric's public reports registered with Autorité des Marchés Financiers and in American Power Conversion's public reports filed with the SEC (including American Power Conversion's Annual Report on Form 10-K). Schneider Electric assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Investor Relations Contacts

Alexandre Brunet - Investor Relations Officer
alexandre.brunet@schneider-electric.com

Katia de Saint Germain - Deputy - Investor Relations
katia.de-saint-germain@schneider-electric.com

☎: +33 (0)1 41 29 87 50
www. schneider-electric.com